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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
NOV 24 2010
Washington, DC
112

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROIKA DIALOG USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Carnegie Hall Tower, 152 West 57th Street, 44th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rochelle Bertan (212) 300-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I Rochelle Bertan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Troika Dialog USA, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM P HODGE
Notary Public, State of New York
No. 01HO6180918
Qualified in Queens County
Commission Expires: 1/22/2012

NOV 22, 2010

Rochelle Bertan
Signature

Chief Operating Officer
Title

William P Hodge
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Troika Dialog USA, Inc.
Statement of Financial Condition
September 30, 2010

Assets	
Cash and cash equivalents	$ 6,625,191
Restricted cash	1,022,330
Receivable from broker-dealer and clearing organization	9,813,315
Property and equipment, net	3,110,260
Deferred tax asset	298,957
Prepaid income taxes	9,000
Prepaid expenses	103,457
Other assets	399,354
Total assets	**$ 21,381,864**
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 695,688
Due to affililates	212,883
Deferred rent payable	544,902
Total liabilities	1,453,473
Commitments and contingencies	
Stockholder's equity	
Common stock, $1 par value; 3,000 shares authorized, 1 share issued and outstanding	1
Additional paid-in capital	19,353,862
Retained earnings	574,528
Total stockholder's equity	19,928,391
Total liabilities and stockholder's equity	**$ 21,381,864**

The accompanying notes are an integral part of this financial statement.

1. Organization

Troika Dialog USA, Inc. (the "Company") was organized on January 17, 1997 under the laws of the State of Delaware. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Troika Dialog Group Limited, a foreign corporation.

The Company transacts its business with U.S. and foreign broker-dealers and customers, including affiliated broker-dealers. The Company engages in U.S. and foreign securities business with issuers from Russia and other countries of the former Soviet Union.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740, "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of September 30, 2010, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which are primarily five years. Amortization of leasehold improvements is computed over the shorter of the lease terms or the estimated useful lives of the improvements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from Broker-Dealer and Clearing Organization

Receivable from broker-dealer and clearing organization results from the Company's securities transactions.

4. Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$ 424,306
Equipment	1,467,893
Leasehold improvements	2,594,514
	4,486,713
Accumulated depreciation and amortization	(1,376,453)
	$3,110,260

5. Due to Affiliates

The Company has entered into brokerage service agreements with its affiliates, whereby the Company will introduce to those affiliates potential counterparties as well as negotiate, if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a commission for providing this service.

In addition, the Company has agreed to share in certain operational expenses of the affiliates incidental to, or arising out of, the brokerage service agreements and the execution of the trades. Such expenses include execution, compliance, legal, risk management, human resources, marketing, administrative, and technical support.

At September 30, 2010, amounts receivable/payable under these agreements are offset and included in due to affiliates on the statement of financial condition.

6. Leases

The Company is obligated under a non-cancelable operating lease for its office premises, which expires on July 31, 2018. The lease commitment is collateralized by a $1,000,000 letter of credit in favor of the landlord, which is secured by a savings account and is recorded as restricted cash in the statement of financial condition.

Future annual minimum rent payments are as follows:

Year Ended September 30,	Amount
2011	$ 1,278,200
2012	1,278,200
2013	1,313,475
2014	1,328,000
2015	1,328,000
Thereafter	3,707,333
	$10,233,208

7. Deferred Rent Payable

The Company recognizes rent expense ratably over the lease term for financial statement reporting purposes. Deferred rent payable relating to the straight lining of rent expense amounted to $544,902 at September 30, 2010.

8. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching contributions.

9. Income Taxes

For income tax reporting purposes, the Company recognizes rent expense in different periods than it does for financial statement reporting purposes and the Company utilizes different depreciation methods for income tax reporting purposes than it does for financial statement reporting purposes. In addition for income tax reporting purposes, accrued compensation will not be paid within the prescribed statutory timeframe, and as a result, will be deductible in a subsequent period. As of September 30, 2010, a deferred tax asset in the amount of $298,957 has been established to account for these temporary differences. As of September 30, 2010, the Company did not record a valuation allowance related to this deferred tax asset.

For income tax reporting purposes, the Company recognizes rent expense in different periods than it does for financial statement reporting purposes and the Company utilizes different depreciation methods for income tax reporting purposes than it does for financial statement reporting purposes. In addition for income tax reporting purposes, accrued compensation will not be paid within the prescribed statutory timeframe, and as a result, will be deductible in a subsequent period. As of September 30, 2010, a deferred tax asset in the amount of $298,957 has been established to account for these temporary differences. As of September 30, 2010, the Company did not record a valuation allowance related to this deferred tax asset.

10. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $100,000 with the clearing broker. The deposit is recorded under receivable from broker-dealer and clearing organization.

11. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At September 30, 2010, the Company had net capital, as defined, of $14,985,033, which exceeded the minimum net capital required of $100,000 by $14,885,033. Aggregate indebtedness at September 30, 2010 totaled $1,453,473. The ratio of aggregate indebtedness to net capital was .10 to 1.

12. Off-Balance-Sheet/Credit Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, may assume short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

13. Concentration

The Company's commission income is derived primarily from activity with foreign affiliated entities pursuant to a brokerage service agreement for which trades are concentrated in the Russian capital markets.

14. Employment Contracts

From time to time, the Company enters into employment agreements with employees. Such agreements may provide for "welcome" bonuses to be paid to the employee when joining the Company. "Welcome" bonuses paid and charged to expense have been included in employee compensation and benefits on the statement of income for the year ended September 30, 2010. In the event an employee terminates his or her employment with the Company, for any reason within a specified time as stipulated in the agreement, the "welcome" bonus is to be returned to the Company. The agreements may also provide for guaranteed bonuses and payments unless employment is terminated voluntarily or by the Company due to gross misconduct of their employment duties.

As of September 30, 2010, the remaining balance to be paid and reflected in future periods under these agreements is $200,000.

15. Contingency

The Company is a co-defendant in a lawsuit filed by a client of an affiliate alleging fraud, negligent misrepresentation and aiding and abetting fraud against certain other defendants, arising out of two different investments made by the plaintiff, alleging it entered into the transactions as a result of various misrepresentations made to it by the defendants. On October 30, 2009, the Company and the other defendants filed a motion to dismiss the action. On March 25, 2010 the court ordered jurisdictional discovery and on September 2, 2010 the plaintiff moved to compel further discovery. On October 26, 2010 the court granted the motion to compel further jurisdictional discovery and denied the motion to dismiss with leave to renew upon the conclusion of the discovery.

On March 25, 2010 the Company was named as a co-defendant in a second action alleging fraud and negligent misrepresentation and aiding and abetting fraud against certain other defendants, arising out of three different investments made by the plaintiff, alleging it entered into the transactions as a result of various misrepresentations made to it by the defendants. As in the first action, the Company, along with the other defendants filed a motion to dismiss. The plaintiffs moved to consolidate the two actions and on October 26, 2010, the court ordered the Company and the other co-defendants to provide discovery on jurisdiction and denied the motion to dismiss with leave to renew upon the conclusion of the discovery and ordered the consolidation of the cases for the limited purpose of discovery.

At this early stage of the litigation, outside counsel for the Company does not express a judgment as to the ultimate outcome of the action in the event the renewed motions to dismiss are not granted. The Company believes the suit is without merit and intends to defend its position.

16. Insurance Claim for Defense Costs

The Company's group insurance policy provides coverage, subject to certain deductibles and limits, for the above referenced contingency (Note 15). The coverage includes reimbursement for reasonable and necessary legal costs in connection with the Company's defense.

During the year ended September 30, 2010, the Company incurred legal costs in excess of its insurance deductible. Legal costs up to the deductible amount were paid 100% by the Company, with an 80% reimbursement of such costs received from the Company's affiliates.

At September 30, 2010, the Company had an outstanding liability related to its defense, amounting to approximately $320,000, in excess of the Company's deductible. This amount will be paid by the insurance company directly to the Company's outside counsel. In addition, outside counsel has agreed to release the Company from its year end liability and accept as payment in full for it, any and all amounts paid by the insurance company. Therefore, the Company has not recorded a liability for such amount in its statement of financial condition.

17. Subsequent Events

The Company performed its search for subsequent events through November 22, 2010, the date on which the financial statements were available for issuance.

****

The Company's Statement of Financial Condition as of September 30, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditor's Report

To the Board of Directors
Troika Dialog USA, Inc.

We have audited the accompanying statement of financial condition of Troika Dialog USA, Inc. (the "Company") as of September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Troika Dialog USA, Inc. as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
November 22, 2010